UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer

3rd quarter 2023 Performance

Webcast
November 10, 2023


BR
PETROBRAS

PETROBRAS 70 years

Disclaimer

The presentation may contain forward-looking statements about future events that are not based on historical facts and are not assurances of future results. Such forward-looking statements merely reflect the Company's current views and estimates of future economic circumstances, industry conditions, company performance and financial results. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forward-looking statements. Readers are cautioned that these statements are only projections and may differ materially from actual future results or events. Readers are referred to the documents filed by the Company with the SEC, specifically the Company's most recent Annual Report on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates, uncertainties inherent in making estimates of our oil and gas reserves including recently discovered oil and gas reserves, international and Brazilian political, economic and social developments, receipt of governmental approvals and licenses and our ability to obtain financing.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason. Figures for 3Q23 on are estimates or targets.

All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this presentation.

In addition, this presentation also contains certain financial measures that are not recognized under Brazilian GAAP or IFRS. These measures do not have standardized meanings and may not be comparable to similarly-titled measures provided by other companies. We are providing these measures because we use them as a measure of company performance; they should not be considered in isolation or as a substitute for other financial measures that have been disclosed in accordance with Brazilian GAAP or IFRS.

NON-SEC COMPLIANT OIL AND GAS RESERVES: CAUTIONARY STATEMENT FOR US INVESTORS

We present certain data in this presentation, such as oil and gas resources, that we are not permitted to present in documents filed with the United States Securities and Exchange Commission (SEC) under new Subpart 1200 to Regulation S-K because such terms do not qualify as proved, probable or possible reserves under Rule 4-10(a) of Regulation S-X.


PETROBRAS

Safety as a value

TIR

Total recordable injuries per million man-hours


0.76
0.56
0.54
0.68
0.80
2019
2020
2021
2022
9M23

Financial Highlights



PETROBRAS 70 years

Highlights in 3Q23

Our financial results

Robust Adjusted EBITDA	*US$* **13.6** *bi* sixth highest in history	Consistent Net Income	*US$* **5.5** *bi*
Increasing OCF	*US$* **11.6** *bi* fourth highest in our history	High FCF	*US$* **8.4** *bi* sixth highest in history
Net debt/ EBITDA	**0.83** *x*	ROCE	**11.5%**
Return to society	***R$ 56.5 bi*** *taxes* ***R$ 9.0*** *dividends*	Approved Dividends	*R$* **17.5** *bi*

OCF = Operational Cash Flow · FCF = Free Cash Flow

Highlights in 3Q23

Our operational records

Record oil and gas production in the pre-salt	**2.25** *million boed*	Use of the refining park (FUT)	**96%** *in the quarter*	Energy Intensity Index in Refining	**101.7**
10 ppm Diesel: Production and sales records	**464** *kbpd* **62%** *of total sales*	Pre-salt natural gas processing	**28.96** *Mm³/d*	Refining Emissions Index	**36.2** *$kgCO_2e/cwt$*
Anita Garibaldi and Búzios 5	**1st oil from FPSO Anita Garibaldi (Marlim)** and achievement of nominal capacity of **150 kbpd at FPSO Almirante Barroso (Búzios)**, in record time			E&P Emissions Index	**13.6** *$kgCO_2e/boe$*

Updated production Guidances* for 2023:
Oil and gas production: 2.1 to **2.2 kbpd**
Commercial production: 2.3 to **2.4 kboed**
Total production: 2.6 to **2.8 kboed**

**Guidances SP 23-27 with a variation of +/- 4% and new projections with a variation of +/- 2%*

Highlights in 3Q23

Our progress

Diversity, Equity and Inclusion Policy	We approved the policy that reinforces our positioning and directs our strategies and actions on diversity, equity and inclusion
Major developer of wind projects in the country	Partnership with WEG to develop the largest onshore wind turbine and conduct the **largest offshore wind energy mapping campaign**
Strengthening Governance and Compliance	The restructuring of the Executive Office will include an area to act as an Internal Affairs Department
New Employees	Hiring ~270 new employees between July and September
Largest public selection of socio-environmental projects	We finished the **1st phase with 31 projects** and launched the 2nd phase with 28 opportunities
Podium Carbon Neutral gasoline launched	First and only gasoline in Brazil with all carbon intensity previously offset
Advances in sustainable products and solutions	Cap Pro Ap Asphalt Sustainable disposal of the P-33 Renewable content bunker fuel

External environment

BRENT
US$/bbl



-14%
+11%
101
78
87
3Q22
2Q23
3Q23

CRACKSPREAD DIESEL
US$/bbl



-16%
+66%
48
24
40
3Q22
2Q23
3Q23

EXCHANGE RATE
R$/US$ - Average exchange rate



-7%
-1%
5.25
4.95
4.88
3Q22
2Q23
3Q23

EBITDA

US$ billion



-22%
+15%
17.4
17.7
11.4
11.9
13.6
13.7
3Q22
2Q23
3Q23
Adjusted EBITDA
Recurring adjusted EBITDA

	3Q22	2Q23	3Q23
BRENT **(US$/bbl)**	101	78	87

- Higher EBITDA due to the 11% appreciation of Brent, higher oil exports and sales of oil products on the domestic market and lower imports of LNG



EBITDA per business segment

Ajusted EBITDA
US$ billion

Exploration & Production



+25%
9.9
12.4
2Q23
3Q23

- Brent appreciation reflected in higher prices and increased production due to better operational performance

Refining, Transportation & Marketing

EBITDA with inventory turnover | EBITDA at replacement cost



+32%
1.6
2.1
2Q23
3Q23

- Higher EBITDA due to higher sales volumes and the positive effect of inventory turnover due to the Brent variation



-63%
2.1
0.8
2Q23
3Q23

- Margins impacted by the rise in Brent

Gas and Power



+49%
0.5
0.7
2Q23
3Q23

- Higher EBITDA results from the lower volume of LNG regasified in line with the lower import price.

Strong operational generation sufficient to support investments, financing and dividend payments

EBITDA x OCF x FCF CONCILIATION
US$ billion


13.6
EBITDA 3Q23
-1.4
Income Tax
-0.3
Judicial Deposits
-1.3
Working Capital[1]
0.9
Others
11.6
FCF 3Q23
-3.2
Investim.
8.4
FCF 3Q23
-2.0
Net Financing
0.1
Others
6.5
Cash generation after investments and financing
-4.8
Dividends paid to Petrobras shareholders
-0.2
Buyback
1.5
Cash Var.Adjust. 3Q23

Capex totaled US$ 9.1 billion in 9M23, 31% higher than in 9M22. We plan to end the year at a level of US$ 13 billion, without compromising the production target planned for 2023

[1] Accounts receivable, inventory and suppliers
OCF = Operational Cash Flow · FCF = Free Cash Flow

Debt trajectory

Gross debt remains within the range defined in the Strategic Plan

INDEBTNESS
US$ billion



81.1
75.5
58.7
53.8
53.3
58.0
61.0
78.9
63.2
47.6
41.5
37.6
42.2
43.7
2019
2020
2021
2022
1Q23
2Q23
3Q23
Gross Debt
Net Debt

AMORTIZATION PROFILE
US$ billion



Revolving credit lines
Cash
7.9
17.3
3.5
1.8
1.7
9.8
5.9
3.9
7.7
4.6
3.1
5.7
3.2
2.5
5.1
2.5
2.6
29.2
13.6
15.6
61.0
31.5
29.5
3Q23
2023
2024
2025
2026
2027
2028 onwards
Total
Leasing
Financing

- Average debt maturity of 11.43 years
- Average financing rate of 6.5% p.y.

- *Gross debt at US$ 61 billion due to the increase in leases as a result of the start-up of FPSO Anita Garibaldi.*
- *Financial debt remained stable compared to 06/30/2023, reaching US$ 29.5 billion on 09/30/2023.*
- *Debt amortization totaled US$ 8.5 million in 2023.*

Share Buyback Program

The program includes the acquisition of up to ***157.8*** *million preferred shares (PETR4) until 08/04/2024, representing around* ***3.5%*** *of the Free Float of this class of shares.*


157.8
27.6
28.8
35.7%
within 2 months
Total approved
oct/23*
sep/23
Millions of preferred shares

*Operations until 10/24





Net Debt

3Q23 x 2Q23

US$ billion



+17%
-6%
16.5
8.8
8.9
11.6
5.8
6
13.6
5.5
5.6
3Q22
2Q23
3Q23
Gross income
Net income
Recurring net income

The 3Q23 result reflects the 17% increase in gross income due to the appreciation of Brent and higher sales as a result of good operating performance. Despite this good result, net income was impacted mainly by the loss from the devaluation of the real against the dollar.

Return to society:
R$ 65.5 billion in taxes and dividends in the 3rd quarter

58%[1] of cash generation returned to society



9.0
16.9
14.0
R$ 65.5 billion
0.3
25.3
Federal
States
Municipalities
Government Take
Dividends



[1] Taxes and government take paid to the Federal Government, States and Municipalities and dividends paid to the controlling group divided by cash flow from operations + taxes + government take paid.

Note: values presented on a cash basis

Remuneration to Shareholders 3Q23 - Dividends and interest on capital approved

Commitment to the distribution of the generated results and financial sustainability

DIVIDENDS + IOC

R$ 1.34 per share*

Base Date: 11/21/2023

PAYMENT

1st installment on 02/20/24
- IOC: R$ 0.43/share*
- Dividend: R$ 0.24/share*

2nd installment on 03/20/24
- Dividend: R$ 0.67/share*

PREMISES

- Company's financial Sustainability
- Capital discipline, optimization of cash allocation and liability management

REMUNERATION TO SHAREHOLDERS
45% x FCF
= **BUYBACK** + **DIVIDENDS + IOC**

REMUNERATION TO SHAREHOLDERS 45% x FCF	=	BUYBACK	+	DIVIDENDS + IOC
R$ 18.4 billion		R$ 974 million		R$ 17.5 billion

** The amounts of dividends and interest on capital per share are preliminary and may change up to the cut-off date as a result of the share buyback program.*

Corporate Highlights


BR PETROBRAS 70 years

Highlights in 3Q23

Diversity and total attention to people

Approval of the Diversity, Equity and Inclusion Policy.

- Reinforces Petrobras' position on diversity, equity and inclusion
- Revises the procedures for preventing, receiving and handling reports of sexual violence → Petrobras Program Against Sexual Violence
- Contributes to improving the company's score on the Dow Jones Sustainability Index
- Directs diversity, equity and inclusion strategies and actions

Chat Petrobras: Artificial Intelligence at the click of a button - We have made Chat Petrobras available to the entire workforce, a new online artificial intelligence tool to help with the production of texts, translations and various other daily functions, safely and privately.

Approximately 270 new employees were hired between July and September.

We surpassed the mark of 1.7 million hours/year in productivity gains in the business and corporate areas with the optimization, digitalization and automation of processes.




PETROBRAS

Largest public selection of socio-environmental projects in Petrobras' history

1st phase:
31 projects already selected
12 states + DF served: Amapá, Amazonas, Bahia, Ceará, Goiás, Maranhão, Pará, Paraná, Pernambuco, Rio Grande do Norte, Rio Grande do Sul e Sergipe + DF
R$ 212 million

2nd phase:
28 opportunities
Southeast Region
R$ 220 million in investments expected

Partnership with the Ministry of Human Rights and Citizenship to improve governance policies

- Technical cooperation agreement to promote management that defends and respects democracy, justice and human rights
- Expected duration of 2 years
- Could benefit around 38,000 employees and 105,000 outsourced workers
- The Ministry will draw up a technical report with recommendations on human rights, which Petrobras will implement
- The company will promote human rights in its value chain
- The partnership foresees activities to improve practices for the promotion, defense, guarantee and non-violation of fundamental rights in line with national and international frameworks linked to the issue.



Governance and Compliance

Balance between efficiency and control

94 % adherence to the practices recommended by the Brazilian Corporate Governance Code, **above the average for companies in the market**

The Governance and Compliance area was strengthened with the creation of the executive management of **Disciplinary Responsibility**; general management of **Strategic Information and Monitoring of Integrity Systems** and management specialized **in investigating complaints of violence at work*.**

In line with the strategic commitment to promote a benchmark environment for ethics, integrity and transparency at Petrobras, we have **launched distance learning on Preventing and Combating Discrimination, Moral Harassment and Sexual Violence.**



**This includes, for example, reports of moral and sexual harassment and cases of discrimination.*

Highlights in Energy Transition and Sustainability


BR PETROBRAS 70 years

Higher processing of natural gas from the pre-salt leads to lower imports

NATUAL GAS DEMAND
million m³/day



55
51
48
Thermoelectric
Non Thermoelectric
Refining
8
35
11
9
30
11
8
29
11
3Q22
2Q23
3Q23

NATURAL GAS SUPPLY
million m³/day



55
51
48
LNG
Bolivia
E&P
5
15
35
3
15
33
1
13
35
3Q22
2Q23
3Q23




PETROBRAS

Petrobras' competitiveness with distributors' natural gas contracts

16 new contracts with
10 Distributors in 2Q23 and 3Q23

14MM m³/d as of 2024

COMGÁS COPERGAS SCGÁS SPSUL MSGÁS	COMPAGÁS SULGÁS NECTA CEGÁS PBGÁS

Products offered **with flexible** quantities, terms, indexing and start dates

Our thermoelectric portfolio means security in Energy Transition

Capacity of 5.3 GW
(about 90% flexible)
(to serve ~20 million inhabitants)

High efficiency

Energy security for the system, complementing renewables



Guaranteed supply on peak demands
Thermoelectric Generation in the SIN (MWmed)
9,517
9,852
△ 2,428
09/26
7pm
△ 2,300
09/27
6pm
09/22
00:00

Source: ons.org.br



Termoceará
Vale do Açú
Termobahia
Ibirité
Juiz de Fora
Três
Lagoas
Termorio
Seropédica
Termomacaé
Baixada
Fluminense
Canoas
Cubatão
Nova Piratininga

Emission indicators

We remain on track to improve efficiency

E&P CARBON INTENSITY
E&P* PORTFOLIO
$kgCO_2e$/boe produced



15.9
15.7
15.0
14.5
2020
2021
2022
9M23

- The rates in the Tupi and Búzios fields are 10.0 and 10.4 $kgCO_2e$/boe, respectively

REFINING CARBON INTENSITY
*$kgCO_2e$/CWT***



40.2
39.7
37.9
37.0
2020
2021
2022
9M23

- The rates for our largest refinery, REPLAN, is 31.3 $kgCO_2e$/CWT

CARBON INTENSITY THERMOELECTRIC
tCO_2e/MWh



0.41
0.45
0.33
0.29
2020
2021
2022
9M23

CARBON INTENSITY

2025 ↓ **2030**

2025	E&P 15 $kgCO_2e$/boe
	REFINING 36 $kgCO_2e$/CWT
2030	E&P 15 $kgCO_2e$/boe
	REFINING 30 $kgCO_2e$/CWT

** From 2023 onwards, we started to monitor the performance of the E&P segment using 3 metrics: The IGEE-E&P of units implemented is the top metric, with a target in 2023 of 15.04 $kgCO_2e$/boe and an accumulated result of 13.9 in 3Q23. The IGEE-E&P of New Units under implementation is presented as a target in the scorecard of selected executives. The IGEE-E&P Portfolio is the combination of both indicators and is related to our history and commitment to sustainability.*

*** The CWT (Complexity Weighted Tonne) of a refinery considers the potential for CO_2 emissions, equivalent to distillation, for each process unit. The target for 2023 is 37.8 $kgCO_2e$/CWT.*

Absolute Emissions

TOTAL OPERATIONAL EMISSIONS*
MM tCO_2e



39.7
46.1
36.0
33.9
9M20
9M21
9M22
9M23

O&G OPERATIONAL EMISSIONS*
(excludes electricity dispatches)
MM tCO_2e



35.2
34.7
32.6
32.6
9M20
9M21
9M22
9M23

The low thermoelectric dispatch and implementation of efficiency and loss reduction actions in the operating segments were vectors for lower GHG emissions.

Absolute operational O&G emissions are on a trajectory consistent with our ambition of long-term emissions neutrality.

**Consider emissions related to Scopes 1 and 2, and include all operated assets*

Highlights in Climate and decarbonization of operations (scopes 1 and 2)

We achieved the lowest GHG intensity in the upstream

In September, the upstream segment achieved the best monthly result in terms of greenhouse gas emissions (13.6 kgCO_2e/boe).

The implemented emission mitigation actions and record production contributed to this result.

Higher efficiency in energy consumption and a reduction in the intensity of greenhouse gas emissions in refining

In 3Q23 we obtained the best quarterly results in history in Energy Intensity (101.7) and Emissions Intensity (36.2 kgCO_2e/CWT), demonstrating our constant operational focus on energy performance.

For the 6th consecutive year, our emissions inventory has been awarded the Gold Seal

The Gold Seal of the Brazilian GHG Protocol Program recognizes our corporate inventory, duly verified by a third party, with the highest level of qualification.

15 new projects approved for use of the Decarbonization Fund

The Board of Directors approved the inclusion of 15 new carbon mitigation opportunities for use by the Decarbonization Fund, in addition to the 13 opportunities already approved. The decarbonization fund is a budget reserve for implementing decarbonization projects with additionality.

Products with a lower carbon footprint (scope 3)

Carbon Credits

We entered the voluntary market by acquiring forest conservation credits equivalent to 175,000 tons of greenhouse gases (GHG).

The operation corresponds to the preservation of an area of 570 hectares of the Amazon rainforest, the equivalent of 800 soccer fields.

We obtained authorization from the ANP to market a new sustainable asphalt

We have started field tests with CAP PRO AP asphalt, which enables the production and application of asphalt concrete at lower temperatures, with an estimated reduction in greenhouse gases of up to 65%.

Petrobras Podium gasoline launched

The first and only carbon neutral gasoline in Brazil with all GHG emissions fully offset.

To do this, we guarantee the neutralization of emissions, from the extraction and production of raw materials, transport, processing, distribution and final use by the consumer.

We have become the major developer of wind projects in the country

Partnership with WEG to develop the largest onshore wind turbine in Brazil, with a potential of 7MW. At the same time, among Brazilian companies, we have the largest offshore wind energy potential in terms of capacity registered with IBAMA, with a total potential of 23GW.



Credit: Modec

Highlights in Engineering, Technology and Innovation

FPSO Anita Garibaldi – start of production in the Marlim and Voador fields

We received another OTC Brasil award, this time for innovative technology in Wells

Innovation brings greater efficiency and operational safety, and less environmental impact


Groundbreaking combination of BOP[1] anchoring technology with real-time riser analysis

MAIN GAIN

Possibility of using more modern dynamic positioning rigs in shallow waters

↓ Reduction in the duration of interventions in shallow water wells, providing cost savings and an average reduction of 10% in greenhouse gas emissions

↓ 99% reduction in the impact of anchoring on the seabed

[1] Blowout Preventer – safety equipment that controls well pressure


Bravo buoy


Óleo de Soja
BioNafta Aromática
Óleo Leve Renovável
Riograndense Refinery tests

Research and Development in renewable energies

OFFSHORE ENERGY POTENTIAL STUDY

We are conducting the largest wind energy mapping campaign in Brazil

Installation of measuring devices (LiDAR) on six shallow water platforms.

Technological development of the BRAVO buoy - floating system to measure the offshore wind resource with LiDAR.

PARTNERSHIP

We signed a partnership with WEG[1] to develop a 7 Megawatts onshore wind turbine set

Milestone represents increased knowledge of technology, in addition to contributing to the energy transition.

PETROBRAS TECHNOLOGY IN BIOREFINING

We concluded first tests at the Riograndense Refinery

Historical tests took place at FCC[2] with 100% for the production of Petrochemicals and Renewable Fuels

[1] *WEG: Company specializing in the manufacture of electric motors, transformers and generators*
[2] *Fluid catalytic cracking*

Marlim and Voador Revitalization Project moves forward with 1st oil from FPSO Anita Garibaldi

FPSO ANITA GARIBALDI

- Start of production on August 16th
- 2 production wells in operation
- Current production[1]: 15 kbpd

FPSO ANNA NERY

- Start of production on May 7th
- 6 production wells in operation
- Current production[1]: 33 kbpd

Last generation technologies for reducing greenhouse gas emissions, combining efficiency and decarbonization

MARLIM AND VOADOR FIELDS' REVITALIZATION PROJECT

Joint production capacity of the platforms is up to 150 kbpd	Replacement of nine platforms that will be decommissioned	250 km of flexible pipelines and umbilicals already decommissioned + 950 km to be decommissioned	22 abandoned wells + 68 wells to be abandoned

[1] *Average production in October 2023*


Credit: Modec

FPSO Anita Garibaldi – 1st oil in Marlim and Voador fields


FPSO Anna Nery – in production ramp-up in Marlim field

Credit: Yinson


RJ
Búzios
Mero
Santos Basin

FPSO Almirante Barroso reaches the project´s capacity in record time in the Pre-salt and FPSO Sepetiba arrives at location in the Mero field

BÚZIOS – FPSO Almirante Barroso

Production top reached in **less than 5 months** with 3 producing wells

The project's first wave of well construction was completed with a **15% reduction in costs**[1].

150kbpd

MERO – FPSO Sepetiba

Mooring concluded. Preparatory activities to start-up in progress.

1st oil scheduled for December 2023.

The project's first wave of well construction was completed with a **33% reduction in costs**[1].

180kbpd

[1] In relation to planned

Highlights in Refining and Logistics Projects

RNEST

- In August 2023, we started contracting for the resumption of RNEST train 2.
- The work resumption is planned for 2024.

BOMBAS DE CUBATÃO

- Start of operation in August 2023, with the implementation of new pumps in TTCUB[1].
- The project aims to ensure higher reliability of the electrical system and oil supply for RECAP.

[1] *Cubatão Terrestrial Terminal*


Refinaria Abreu e Lima –
RNEST trains 1 and 2


TTCUB¹ – pumps replacement



Exploration & Production Highlights

PETROBRAS 70 years

Growth of 9% of own production, and new records of Pre-salt and operated production



TOTAL OPERATED PRODUCTION
million boed
+9.2%
+7.8%
3.65
3.69
3.98
3Q22
2Q23
3Q23



OIL AND GAS OWN PRODUCTION
million boed
+8.8%
+9.1%
2.64
2.64
2.88
0.52
0.53
0.55
2.13
2.11
2.33
3Q22
2Q23
3Q23
Oil
Gas



PRE-SALT OWN PRODUCTION
million boed
+16%
+9.2%
73%
78%
78%
1.94
2.06
2.25
3Q22
2Q23
3Q23
Share on Total Production

PÚBLICA

Quarterly Production Records - 3Q23

PRODUCTION	PRE-SALT PRODUCTION		IUGA*
OPERATED OIL: 3.20 kbpd BOE: 3.98 kboed	**OPERATED** OIL: 2.69 kbpd BOE: 3.25 kboed	**OWN** OIL: 1.87 kbpd BOE: 2.25 kboed	**98.1%** (SEP/23)

* Acronym for Associated Gas Utilization Index

Good performance in the quarter with ramp-ups and new wells scheduled for 4Q23 allow us to update our forecasts for 2023

Strategic Plan 23-27 guidance and 2023 updated forecasts*



2.1
2.2
2.3
2.4
2.6
+4%
-4%
2.8
+2%
-2%
Oil and NGL production
Commercial Production
Total Production
Guidance SP 23-27
Updated forecast

* Strategic Plan 23-27 guidance with variation of +/- 4%, new forecasts with variation of +/- 2%

We have obtained the Environmental License for drilling 2 wells in the Potiguar Basin, in the Equatorial Margin


AMAPÁ
DEEP WATERS
PAMA
BARREIRINHAS
CEARÁ
Potiguar
Basin
762
PAD PITU
853 / 855

Pre-Operational Assessment concluded

Simulation of the Fauna Emergency and Protection Plan carried out in September 2023

2 obligatory wells:

- PAD Pitu (Pitu Oeste)
- POT-M-762 (Anhangá)


Campos
Basin
Santos
Basin

We have declared commerciality of oil and gas accumulations on the fields *Raia Manta* and *Raia Pintada*

BM-C-33 (PRE-SALT – CAMPOS BASIN)

Equinor (OP) 35%, Repsol Sinopec 35% and Petrobras 30%

- ✓ Declarations of Commerciality sent to ANP. The names suggested for the new fields are *Raia Manta* and *Raia Pintada*
- ✓ FPSO with combined cycle technology, contributing to the reduction of CO_2 emissions
- ✓ The capacity of the pipeline for treated gas export is 16 MM m^3/d, one of the main natural gas projects under development in Brazil
- ✓ Oil and gas recoverable volumes expected to exceed one billion boe
- ✓ Expected production start-up: 2028

Reduction of the lifting cost in 10% on 3Q23 due to, mainly, the increase in production of the Santos and Campos Basins



LIFTING COST - BRAZIL
Per layer, US$/boe, without leasing costs
SHARE ON TOTAL PRODUCTION (2Q23)*
5%
15%
78%
15.7
14.6
16.2
12.2
6.0
5.4
3.7
3.5
Onshore + Shallow Water
Deep Water
Total
Pre-Salt
SHARE ON TOTAL PRODUCTION (3Q23)*
4%
17%
78%
2Q23
3Q23

Additionally, 1.2% of our total production comes from fields outside Brazil



TOTAL COST OF OIL PRODUCED
US$/boe
35
16
13
6
35
15
15
5
2Q23
3Q23
Depreciation, depletion, amortization and others
Government Take
Lifting Cost



Industrial Processes and Products Highlights


PETROBRAS

We achieved Operational Utilization Factor of 96%, the highest level since 2014

UTILIZATION FACTOR

%


88
93
96
3Q22
2Q23
3Q23

- Operational Safety: Total Recordable Injuries remains below alert threshold.
- High availability, reliability and operational performance of the facilities.
- Diesel, Gasoline and Jet Fuel represented 69% of total production in 3Q23, favoring profitability.
- Highest asphalt production since 4Q14: 741 thousand tons.

We surpassed 60% share of S10 Diesel in total Diesel production

OIL PRODUCTS PRODUCTION

kbpd


1,750
1,808
1,829
Diesel
697
721
749
Gasoline
391
399
424
Fuel Oil
205
240
185
Others
458
448
471
3Q22
2Q23
3Q23

DIESEL


10 ppm Diesel
55%
58%
62%
S500 Diesel
37%
34%
32%
Maritime Diesel
8%
7%
6%
3Q22
2Q23
3Q23

10 PPM DIESEL PRODUCTION RECORDS:

July/23

Refining (482 kbpd)

August/23

REFAP (52 kbpd)
RPBC (67 kbpd)
REPLAN (124 kbpd)

3Q23

Refining (464 kbpd)

** Disregarding REMAN's production in 3Q22: 1,719 kbpd*

RefTOP: Historical results in GHG emission rates and Energy Intensity

EMISSIONS INTENSITY
kg CO_2e/CWT


37.7
37.2
36.2
3Q22
2Q23
3Q23

ENERGY INTENSITY


106.9
103.7
101.7
3Q22
2Q23
3Q23

- Best monthly energy intensity result in September, 101.
- A 25% reduction in natural gas consumption compared to 2020, avoiding greenhouse gas emissions equivalent to more than 75 thousand urban buses running five days a week.
- This result is supported by the management processes, technological innovations and modernization projects within the RefTOP program, as well as the high level of use of the facilities.





Logistics, Commercialization and Markets Highlights

PETROBRAS 70 years

Oil products sales



BRAZIL
kbpd
1,798
1,723
1,821
784
721
801
405
434
416
35
218
32
212
31
215
356
324
358
3Q22
2Q23
3Q23
DIESEL
GASOLINE
LPG
FO
OTHERS



EXPORTS
kbpd
165
40
125
215
38
177
224
53
171
3Q22
2Q23
3Q23
OTHER OIL PRODUCTS
FUEL OIL

- Diesel sales 11% higher than in 2Q23 due to the seasonality of consumption as a result of the planting of the summer grain crop and increased industrial activity.
- Highlights include the record quarterly sales of 10 ppm Diesel, up 8% on 3Q22, and the progress of the R Diesel sales plan, with sales of 8.3 million liters, avoiding the emission of approximately 820 tons of CO_2 equivalent.

Oil sales

Higher oil exports in 3Q23 due to increased production and lower domestic sales.


BRAZIL
kbpd
202
188
161
3Q22
2Q23
3Q23


EXPORTS
kbpd
363
411
599
3Q22
2Q23
3Q23


TOTAL
kbpd
565
599
760
3Q22
2Q23
3Q23

New Podium Carbon Neutral Gasoline

Brazil's first carbon neutral fuel

Performance and Technology

Highest factory octane rating and lowest sulfur content on the Brazilian market

Offsetting GHG emissions throughout the life cycle

Neutralizing emissions "from cradle to wheel"

Preservation of an area of 570 hectares of the Amazon rainforest - equivalent to the length of 800 soccer fields



Advances in sustainable products and solutions







BUNKER OF RENEWABLE CONTENT

Successful completion of the Second Field Test of Bunker with Renewable Content. Bunker formulated with 24% Biodiesel reduces greenhouse gas emissions by around 17% by volume.

CAP PRO AP ASPHALT

*Sales began of the new **CAP Pro High Penetration Asphalt**, the first member of the company's new Pro line of more sustainable asphalt products and the best result in asphalt sales for the period since 2014, with 738,605 tons.*

SUSTAINABLE DISPOSAL OF P-33

We have started the auction for the sustainable disposal of P-33, continuing our commitment to the best global ESG practices and strengthening the national industry.

Performance in the 3rd quarter of 2023

www.petrobras.com.br/ir


PETROBRAS